                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         The First Australia Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 7, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

          CUSIP No. 318652104                        13D

------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Laurence Freedman
     I.R.S. No.
------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                     (b) [ ]
------------------------------------------------------------------------------------------------------------

3    SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     AF,PF
------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER


                      None
   NUMBER OF          --------------------------------------------------------------------------------------
     SHARES       8   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH            2,575,962
   REPORTING          --------------------------------------------------------------------------------------
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH

                      None
                      --------------------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      2,575,962
------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,575,962
------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.0%
------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------------------------------------

                       (Continued on the following pages)

          CUSIP No. 318652104                        13D

------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Brian Sherman
     I.R.S. No.
------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                     (b) [ ]
------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     AF,PF
------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Australia
------------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER


  NUMBER OF           None
    SHARES            --------------------------------------------------------------------------------------
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH
  REPORTING           2,575,962
    PERSON            --------------------------------------------------------------------------------------
     WITH         9   SOLE DISPOSITIVE POWER


                      None
                      --------------------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      2,575,962
------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,575,962
------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.0%
------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------------------------------------

                       (Continued on the following pages)

          CUSIP No. 318652104                        13D

------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EquitiLink Limited
     I.R.S. No.
------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                     (b) [ ]

------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC,BK
------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New South Wales, Australia
------------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER


   NUMBER OF          None
     SHARES           --------------------------------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH
   REPORTING          898,450
     PERSON           --------------------------------------------------------------------------------------
      WITH        9   SOLE DISPOSITIVE POWER


                      None
                      --------------------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      898,450
------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     898,450

------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2%
------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC, CO
------------------------------------------------------------------------------------------------------------

          CUSIP No. 318652104                        13D


------------------------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EquitiLink U.S.A., Inc.
     I.R.S. No. 521635331
-------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                     (b) [ ]
-------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     AF
-------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

-------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER


   NUMBER OF          None
     SHARES           ---------------------------------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH
   REPORTING          1,624,627
     PERSON           ---------------------------------------------------------------------------------------
      WITH        9   SOLE DISPOSITIVE POWER


                      None
                      ---------------------------------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      1,624,627
-------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,624,627
-------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
-------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%
-------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------------------------------------

       CUSIP No. 318652104             13D

                            Statement on Schedule 13D

         This Amendment No. 6 amends and supplements Items 3 and 5 of the
Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share, of The First Australia Fund, Inc. (the "Fund") as originally filed on April 1, 1999 and as amended by Amendment No. 1 thereto filed on July 9, 1999, Amendment No. 2 thereto filed on August 27, 1999, Amendment No. 3 thereto filed on September 30, 1999, Amendment No. 4 thereto filed on October 21, 1999 and Amendment No. 5 thereto filed on November 4, 1999.

         Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is hereby amended to add the following information:

                  The shares of Common Stock acquired by EquitiLink Limited and reported in this Amendment No. 6 were acquired for an aggregate purchase price of approximately $1.37 million, which was borrowed pursuant to a Loan Agreement, dated October 25, 1999, between EquitLink Limited and HSBC Bank Australia Limited (the "Loan Agreement"). Funds borrowed pursuant to the Loan Agreement bear interest at an adjustable rate currently equal to 6.39% per annum, after being adjusted down from 7.01% on November 20, 1999. A copy of the Loan Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.

         Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby restated in its entirety as set forth below:

         Item 5.  Interest in Securities of the Fund.

                  (a) The Reporting Persons beneficially own an aggregate of 2,579,962 shares of Common Stock, constituting approximately 15.0% of the outstanding shares of Common Stock (computed on the basis of 17,189,998 shares of Common Stock outstanding as of April 30, 1999 as reported in the Fund's Semi-Annual Report to the SEC on Form N-30D for the six months ended April 30, 1999). In the aggregate, all persons named in Item 2 and Annex A to the Schedule 13D as originally filed on April 1, 1999, which is incorporated herein by reference, beneficially own 2,580,586 shares of Common Stock, which represents approximately 15.0% of the outstanding shares of Common Stock.

                  (b) Each of Laurence Freedman, Brian Sherman and Richard Strickler owns 4,000, 4,000 and 624 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares. Messrs. Freedman and Sherman each share voting and dispositive power

                                                                     Page 7 of 9
       CUSIP No. 318652104             13D

         with each of EquitiLink U.S.A., EIML and EquitiLink Limited, with respect to 1,624,627, 48,885 and 898,450 shares of Common
         Stock, respectively.

                  (c) During the past sixty days (other than as reported in Amendments No. 4 and 5 to the Schedule 13D of the Reporting Persons filed on October 21, 1999 and November 4, 1999, respectively), EquitiLink Limited has purchased a total of 173,750 shares of Common Stock in open-market transactions on the American Stock Exchange, as set forth below:

              Date                          Number of Shares                   Price per Share
              ----                          ----------------                   ---------------
November 3 1999                                    40,000                         $7.7656

November 8, 1999                                   12,500                         $7.6275

November 9, 1999                                    1,800                         $7.8125

November 10, 1999                                   2,000                         $7.8125

November 15, 1999                                  41,900                         $7.9655

November 16, 1999                                   1,700                         $7.9375

November 17, 1999                                  16,600                         $7.9375

November 18, 1999                                   2,300                         $7.9375

November 19, 1999                                   1,100                         $7.9375

November 22, 1999                                  10,200                         $7.9877

November 24, 1999                                   2,350                         $7.9375

November 30, 1999                                  10,000                         $7.6875

December 1, 1999                                    7,400                         $7.7483

December 2, 1999                                    2,000                         $7.7483

December 3, 1999                                    8,100                         $7.831

December 6, 1999                                    2,300                         $7.750

December 7, 1999                                   11,500                         $7.750

                                                                     Page 8 of 9
       CUSIP No. 318652104             13D



                     (d) Not applicable.

                     (e) Not applicable.

                                                                     Page 9 of 9
       CUSIP No. 318652104             13D

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  December 8, 1999

                                    Laurence Freedman

                                    /s/ Laurence Freedman
                                    ----------------------------------

                                    Brian Sherman

                                    /s/ Brian Sherman
                                    ----------------------------------

                                    EQUITILINK LIMITED

                                    By:    /s/ Barry Sechos
                                           ---------------------------

                                    Name:  Barry Sechos

                                    Title:    Director

                                    EQUITILINK U.S.A., INC.

                                    By:    /s/ Richard P. Strickler
                                           ---------------------------

                                    Name:  Richard P. Strickler

                                    Title:    Managing Director